RECD S.E.C.
JUL 16 2002
1086

02043007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 2002

Biacore International AB (publ)
Rapsgatan 7
S-754 50 Uppsala
Sweden

PROCESSED
JUL 19 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIACORE

PRESS RELEASE

Code: 02/BIAC/07
For Immediate Release

For further information, please contact:
Ulf Jönsson, President & CEO
Biacore International AB,
Tel: +41 32 720 9083

Lars-Olov Forslund, CFO
Biacore International AB
Tel: +41 32 720 9084
Scientific/Trade Press Enquiries:
David Dible / Mark Swallow
HCC De Facto Group
+44 (0) 207 496 3305

Biacore Receives USD 2 million in Damages from Thermo BioAnalysis Corp

Damages paid for infringement of Biacore US patent position

Uppsala, Sweden, 6 June 2002. Biacore International AB (Biacore) (SSE: BCOR; Nasdaq: BCOR) today announced that it has received a USD 2 million payment from Thermo BioAnalysis Corp (Thermo) as damages for infringing Biacore's surface chemistry patent (U.S. patent no. 5,436,161). The amount, which was awarded to Biacore in April 2001 by the U.S. District Court for the District of Delaware, was calculated based on a royalty rate of 40% of the sales price of each IAsys biosensor system sold by Thermo since July 25, 1995, plus interest.

Dr Ulf Jönsson, the CEO of Biacore International AB commenting on today's announcement said "We are very pleased to receive this award. Our patent portfolio is a key element in Biacore's success and this payment following the U.S. District Court's ruling last year reinforces the value of the time and effort we have invested in building our intellectual property position."

Background

On December 30, 1999, the U.S. District Court for the District of Delaware announced its decision in the patent dispute between Biacore and Thermo.

The Court decided in Biacore's favor, holding that Biacore's patent was valid and that the patent had been infringed by Thermo's Affinity Sensors unit.

On April 23, 2001, the Court issued a permanent injunction and awarded Biacore a 40% royalty. The Court of Appeals for the Federal Circuit affirmed the District Court's decision in March 2002.

– Ends –

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) based technology with its own sales operations in the U.S., across Europe, in Japan, Australia and New Zealand. The technology is protected by a strong patent portfolio. Target groups consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies all over the world. Biacore focuses on drug discovery and development as the prime areas for future growth. The Company currently has seven systems on the market, the most important commercially are: Biacore®S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds and Biacore®3000, which offers specific application in drug discovery upstream of HTS. Biacore®C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array system is currently under development

Based in Uppsala, Sweden, the Company is listed on Stockholmsbörsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone: *Biacore International AB*
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)

By: ______________________
Name: Lars-Olov Forslund
Title: Chief Financial Officer

Dated: July 16, 2002